Filed by Simmons First National Corporation

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Triumph Bancshares, Inc.

Commission File Number: 000-06253

June 7, 2021, Email from Triumph Bancshares, Inc. to Its Associates

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Triumph Bank Announcement

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Good morning team,

Over the weekend, Triumph Bank celebrated its 15th Anniversary. It all started in 2005 when a group of local bankers and entrepreneurs had the idea of creating a bank to serve businesses and individuals where the customers and their financial goals were paramount. On June 5, 2006, 21 men and women opened the doors of Triumph Bank. Nine original team members are still at Triumph today. Now, on our fifteenth anniversary, we have grown to $900 million in assets (as of March 31, 2021), with 155 team members in ten physical locations in West and Middle Tennessee. Our full-service banking model has extended to include a thriving mortgage company, as well as Asset Based Lending, Medical and Professional Banking, and Sports and Entertainment Banking divisions. Triumph is known not only to be one of the Best Places to Work, but also to be a company who deeply cares about the communities that we serve.

This brings me to the important and exciting announcement I am sharing with you today.

Triumph Bancshares, Inc. has entered into a definitive agreement and plan of merger with Simmons First National Corporation, parent company of Simmons Bank. Under the agreement, Triumph will merge with and become part of Simmons, with Simmons as the surviving corporation. All of this is subject to certain terms and conditions, including approval of the transaction by Triumph’s shareholders and regulatory approval. We expect the transaction to close in the fourth quarter of this year. Along with our new partnership, Simmons has also announced a partnership with Landmark Community Bank.

So why partner with Simmons? I told our Board over the years that as we grew our assets, profitability, and our brand, we would end up on someone’s radar, and it happened. Simmons started as a community bank in 1903 and following the Triumph and Landmark acquisitions Simmons will be approximately $25 billion in assets. As Simmons has grown, they have added five states to their footprint, new lines of business such as mortgage warehouse lending and wealth management and have been recognized by Forbes magazine as a Best in State Employer in Arkansas and a Best Bank in America, and by the Arkansas Business and Wichita Business Journal as a Best Place to Work. Additionally, they spent somewhere around $200 million on IT to create a robust and customer friendly mobile, digital, and online experience - which is very difficult to do, as we all know.

As evidenced by the awards both companies received, the cultures, values, and beliefs line up together very well. Therefore, after extensive evaluation of Simmons’ proposal, Triumph’s leadership recognized and are excited about its significant potential for Triumph’s customers, shareholders, and employees.

I know you have lots of questions, and they will be answered in a transparent way as we move forward to closing, which is expected during the fourth quarter of this year, subject to shareholder and regulatory approval.

In closing, you will begin receiving communication from the Simmons Bank team, beginning with the attached letter and video from Simmons’ Chairman and CEO, George Makris. Tomorrow, you will receive an email from Chief People and Corporate Strategy Officer, Jena Compton, who will begin answering some of the questions you may have related to the transition of employment to Simmons.

I am very proud of you, our team, and the way you serve our customers, our communities, and their dreams. We are in this together.

Forward-Looking Statements

Certain statements in this communication may not be based on historical facts and should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “will,” “would,” “could,” or “intend,” future or conditional verb tenses, variations or negatives of such terms. These forward-looking statements include, without limitation, statements relating to the impact Simmons First National Corporation (the “Company”) expects the proposed transactions (“Proposed Transactions”) with Landmark Community Bank (“Landmark”) and Triumph Bancshares, Inc. (“Triumph”) to have on the combined entities’ operations, financial condition, and financial results (including, among other things, pro forma information), and the Company’s expectations about its ability to successfully integrate the combined businesses and the amount of merger related costs, as well as cost savings and other benefits, the Company expects to realize as a result of the Proposed Transactions. Readers are cautioned not to place undue reliance on the forward-looking statements contained in this communication, which involve risks and uncertainties, as actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors, include, but are not limited to, the ability to obtain regulatory approvals and meet other closing conditions to the Proposed Transactions, including approval by Landmark’s and Triumph’s respective shareholders on the expected terms and schedule, delay in closing the Proposed Transactions, difficulties and delays in integrating the Landmark and/or Triumph business or fully realizing cost savings and other benefits of the Proposed Transactions, business disruption following the Proposed Transactions, changes in interest rates and capital markets, inflation, customer acceptance of the Company’s products and services, and other risk factors. Other relevant risk factors may be detailed from time to time in the Company’s press releases and filings with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by the cautionary statements contained or referred to herein. Any forward-looking statement speaks only as of the date of this communication, and the Company, Landmark, and Triumph undertake no obligation, and specifically decline any obligation, to revise or update these forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Proposed Transactions. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transactions, the Company will file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include proxy statements of each of Landmark and Triumph and a prospectus of the Company (the “Joint Proxy Statement/Prospectus”), and the Company may file with the SEC other relevant documents concerning the Proposed Transactions. The definitive Joint Proxy Statement/Prospectus will be mailed to shareholders of Landmark and Triumph. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTIONS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY THE COMPANY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

Free copies of the Joint Proxy Statement/Prospectus, as well as other filings containing information about the Company, may be obtained at the SEC’s Internet site (http://www.sec.gov), when they are filed by the Company. You will also be able to obtain these documents, when they are filed, free of charge, from the Company at simmonsbank.com under the heading “Investor Relations.” Copies of the Joint Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request to Simmons First National Corporation, 501 Main Street, Pine Bluff, Arkansas 71601, Attention: Ed Bilek, Director of Investor Relations, Email: ed.bilek@simmonsbank.com or ir@simmonsbank.com, Telephone: (870) 541-1000, to Triumph Bancshares, Inc., 5699 Poplar Avenue, Memphis, TN 38119, Attention: Will Chase, President, Telephone: (901) 333-8800, or to Landmark Community Bank, 1015 West Poplar Avenue, Collierville, TN 38017, Attention: Jake Farrell, Chairman, Telephone: (901) 850-0555.

Participants in the Solicitation

The Company, Landmark, Triumph and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Landmark or Triumph in connection with the Proposed Transactions. Information about the Company’s directors and executive officers is available in its proxy statement for its 2021 annual meeting of shareholders, which was filed with the SEC on April 15, 2021. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus regarding the Proposed Transactions and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.